UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number: 001-42536

Wetour Robotics Limited

(Translation of registrant’s name into English)

Room 7003

3300 N Interstate 35 Ste 700

Austin, TX 78705

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Incorporation by Reference

This report on Form 6-K (the “Report”) shall be deemed to be incorporated by reference into the registration statements on Form S-8 (File No. 333-291960 and Form F-3 (File Nos. 333-294373 and 333-295457) of the Company, including any prospectuses forming a part of such registration statements, and to be a part thereof from the date on which this Report is filed with the U.S. Securities and Exchange Commission (the “SEC”), to the extent not superseded by documents or reports subsequently filed or furnished.

Orchestra Launch Event

As previously announced on May 1, 2026, Wetour Robotics Limited (the “Company”) held its Orchestra launch event on May 28, 2026.

Statements made during the event regarding future plans, expectations and prospects, as well as any other statements that are not historical facts, may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on the Company’s current expectations and assumptions and are subject to risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such statements. For more information regarding factors that could cause actual results to differ materially, please refer to the Company’s filings with the U.S. Securities and Exchange Commission, which are available at www.sec.gov.

The presentation materials and speakers’ scripts used in connection with the event are furnished as exhibits to this Report on Form 6-K. A replay of the event and the presentation materials will also be available on the Company’s website at https://wetourrobotics.com.

EXHIBITS

Exhibit No.	Description
99.1	Orchestra Launch Event Presentation
99.2	Speakers’ Scripts from the Orchestra Launch Event

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Wetour Robotics Limited

By:	/s/ Nan Zheng
Name:	Nan Zheng
Title:	Chief Executive Officer

Date: May 28, 2026

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